7 DAYS GROUP CHIEF EXECUTIVE OFFICER NAMED CO-CHAIRMAN OF THE BOARD

GUANGZHOU, PRC — March 26, 2012 — 7 Days Group Holdings Limited (“7 Days Group” or the “Company”) (NYSE: SVN), a leading economy hotel chain based in China, announced today that as part of a strategic realignment of its senior management team, the Board of Directors (the “Board”) has appointed Mr. Alex Nanyan Zheng, Chief Executive Officer (“CEO”), as Co-Chairman of the Board of Directors, effective March 23, 2012. Mr. Zheng will remain as CEO until June 30, 2012, at which point he will be succeeded by Mr. Yuezhou Lin, 7 Days’ Chief Operating Officer (“COO”).

The management realignment will allow Mr. Zheng to focus his attention on the development of the Company’s new strategic initiatives while handing the day-to-day leadership of the Company to Mr. Lin. These initiatives include the proposed launch of a new hotel subsidiary in the high-end brand segment, and the development of opportunities to further leverage the Company’s industry leading e-Commerce platform and value-added member services. 7 Days has initiated the process to develop a new hotel brand, which it intends to operate as a stand-alone subsidiary of the Company with its own management team. In addition, the Company is in discussion with local and international design firms to develop the hotel concept and brand positioning and has assigned dedicated internal resources to this effort. Mr. Zheng will oversee both of these initiatives in his role as Co-Chairman of the Board.

Mr. Lin joined 7 Days in 2004 as a Senior Vice President and Chief Information Officer (“CIO”)responsible for the Company’s sales, IT and customer service teams, and has since then held various leadership positions across the Company’s key business functions. From 2006 to 2008, Mr. Lin served as the head of the construction department, and was responsible for overseeing development projects on a nationwide basis. During this period, Mr. Lin also held senior business development positions and led the development of the Company’s 7 Days Club, an integrated proprietary IT system, and e-Commerce platform. From 2010 to 2011, in addition to his roles as Senior Vice President and CIO, Mr. Lin oversaw the Company’s legal department and later, the supply chain and asset management departments. Mr. Lin was promoted to COO on March 9, 2012.

Mr. Boquan He, Chairman of 7 Days Group, said, “As one of the key founders of 7 Days Group, Alex’s leadership and vision have been instrumental in building the Company into the leading economy hotel chain in China. With a portfolio of over 1,000 hotels in operation, an industry leading e-commerce platform and a strong brand name, 7 Days is better positioned than at any other time in its history. By transitioning into the role of Co-Chairman, Alex will be afforded the opportunity to leverage his extensive experience in the travel and lodging industry to implement the new strategic initiatives which we believe will help drive the future growth of the Company. Furthermore, the Board is confident that Mr. Yuezhou Lin is a strong candidate to replace Alex as CEO. As one of 7 Days’ founding management team members, Mr. Lin has held senior leadership roles across the organization. The breadth and scope of his experience provide him with unique insight into all of the Company’s core business functions and operations and will allow for a smooth transition to the role of CEO.”

Conference Call

7 Days’ senior management will host a conference call at 7:30 am (US Eastern) / 4:30 am (US Pacific) / 7:30 pm (HK / Beijing Time) on Monday, March 26, 2012, to discuss the changes in management and the Board, and recent business updates.

The conference call may be accessed by calling +1 866 519 4004 or +1 718 354 1231 (for callers in the US), +800 819 0121 (for callers in China), +400 620 8038 (for mobile callers in China), +65 6723 9381 (for international callers), +800 930 346 or +852 2475 0994 (for callers in Hong Kong) and stating passcode 7 Days. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available by calling +1 866 214 5335 (for callers in the US), +61 2 8235 5000 (for callers outside the US), +10 800 714 0386 (for callers in Northern China), +10 800 140 0386 (for callers in Southern China) or +800 901 596 (for callers in Hong Kong) and entering Conference ID number 65315515.

A live webcast of the conference call and recording of the conference call will be available on the investor relations page of 7 Days’ website at http://en.7daysinn.cn/.

About 7 Days Group Holdings Limited

7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

Safe-Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, the statements relating to the appointment of Mr. Yuezhou Lin as the new CEO, the Company’s new strategic initiatives, Mr. Alex Nanyan Zheng’s expected contributions to such initiatives, and the Company’s ability to execute its strategies. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. For a discussion of important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 7 of the Company’s 2010 Annual Report on Form 20-F filed with the SEC on May 4, 2011, which is available on the SEC’s website at www.sec.gov.

Investor Contact:

Vivian Chen, Investor Relations Director

7 Days Group Holdings Limited

+86-20-8922-5858

IR@7daysinn.cn

Investor Relations (HK):

Mahmoud Siddig, Managing Director

Taylor Rafferty

+852-3196-3712

7DaysInn@taylor-rafferty.com

Investor Relations (US):

Kelly Gawlik, Director

Taylor Rafferty

+1-212-889-4350

7DaysInn@taylor-rafferty.com